Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name & Address of Company

Metalla Royalty & Streaming Ltd. (the “Company”)
Suite 501 – 543 Granville Street
Vancouver, BC
V6C 1X8

Item 2.	Date of Material Change

January 31, 2018

Item 3.	News Release

A press release dated January 31, 2018 was issued to the British Columbia, Alberta, and Ontario Securities Commissions, disseminated through the facilities of GlobeNewswire and filed on Sedar and the CSE.

Item 4.	Summary of Material Change

The Company announced that that the TSX Venture Exchange (the “TSX-V”) has approved the listing of the Company’s common shares on the TSX-V as a Tier 1 Issuer.

The Company’s common shares will commence trading on the TSX-V effective at the opening of trading on February 2, 2018 under its existing trading symbol, “MTA”. The Company's common shares will be withdrawn from listing on the Canadian Securities Exchange after market hours are closed on February 2, 2018.

Item 5.	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please refer to the press release of the Company disseminated on January 31, 2018 attached hereto.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Brett Heath, President & CEO
Phone: 604-696-0741
Email: brett@metallaroyalty.com

Item 9.	Date of Report:

February 06, 2018

METALLA ANNOUNCES LISTING AS TIER-1 ISSUER ON TSX VENTURE
EXCHANGE

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQX: MTAFF
January 31, 2018	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “Company”) (CSE: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce that the TSX Venture Exchange (the “TSX-V”) has approved the listing of the Company’s common shares on the TSX-V as a Tier 1 Issuer. Tier 1 is the TSX-V’s premier tier and is reserved for the TSX-V’s most advanced issuers with the most significant financial resources.

The Company’s common shares will commence trading on the TSX-V effective at the opening of trading on February 2, 2018 under its existing trading symbol, “MTA”. The Company's common shares will be withdrawn from listing on the Canadian Securities Exchange after market hours are closed on February 2, 2018.

“Metalla’s listing as a Tier 1 issuer on the TSX-V represents a major milestone in our strategic growth plan. The TSX Venture Exchange is one of the world's leading exchanges for fast-growing public companies. We see this listing helping Metalla generate increased trading liquidity and access to a significantly larger investor base adding value for shareholders." commented Brett Heath, President and CEO of the Metalla.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com
Website: www.metallaroyalty.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, anticipate listing date on the TSX-V and delisting from the Canadian Securities Exchange, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.